FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Manufacturing Agreement released 14 July, 2003

Embargoed for release at 7am

14 July 2003

CELLTECH GROUP PLC

CELLTECH ANNOUNCES LONG-TERM MICROBIAL
MANUFACTURING AGREEMENT WITH LONZA

Celltech Group plc (NYSE: CLL; LSE: CCH) announced today that it has entered into a long-term supply agreement with Lonza Biotec, a division of Lonza Group, under which Lonza Biotec will manufacture PEGylated antibody fragment-based drugs for Celltech at its microbial production facility. Celltech and Lonza also announce settlement of their CDP 571 manufacturing agreement

Celltech has developed proprietary technology for the production of very high affinity antibody fragments in a microbial fermentation system. These antibody fragments are chemically modified using polyethylene glycol (PEG) to facilitate a long circulating half-life in patients. Celltech is developing products using this technology to address large disease markets such as rheumatoid arthritis and cancer. The leading product using this technology, CDP 870, is currently being assessed in a large Phase III programme in rheumatoid arthritis by Celltech's partner, Pfizer. Celltech has three further PEGylated antibody fragment products in development and a broad portfolio of research programmes utilising this technology.

Under the terms of the agreement, Celltech has reserved at Lonza Biotec a fixed annual manufacturing capacity in its 1,000 litre and 15,000 litre fermenter systems for recombinant microbial products, covering the period 2004 to 2010, at pre-agreed rates. The agreement allows Celltech flexibility in scheduling to meet the clinical timelines for its portfolio of PEGylated antibody fragment based development products. Lonza Biotec will provide technology transfer, scale-up, cGMP manufacturing and quality control testing services at its site in Visp, Switzerland.

Dr. Göran Ando, Chief Executive Officer of Celltech, commented: "Lonza has considerable experience in the production of biologicals built up over a number of years, and we are pleased to have extended our relationship with them into microbial production of our antibody fragment-based products.

Timely access to product supply is critical in meeting our goal of accelerating development of our exciting portfolio of antibody fragment-based products. This long-term agreement complements our existing manufacturing collaborations, ensuring we have a robust product supply for clinical development, and in the ultimate commercialisation of these products if successful."

At the same time, Celltech and Lonza Biologics have reached settlement regarding the termination of their supply agreement for the production of Celltech's anti-TNF-alpha antibody, CDP 571, releasing Celltech from any further obligations under this contract. As highlighted in Celltech's 2002 annual report, this settlement will not result in any additional financial charges in its 2003 financial results.

Contacts:

Peter Allen                           Deputy CEO and CFO                     (44) (0) 1753 534655

Jon Coles                             Brunswick (London)                       (44) (0) 207 404 5959
Fiona Fong                           Brunswick (London)
Cindy Leggett-Flynn             Brunswick (New York)                      (1) (212) 333 3810

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Notes for editors

PEGylated antibody fragments

Celltech has a number of products in development utilising its PEGylated antibody fragment technology:

  CDP 870, an anti-TNF-alpha PEGylated antibody fragment, is being developed in collaboration with Pfizer. In October 2002, Pfizer initiated a large Phase III programme with CDP 870 in rheumatoid arthritis. Celltech expects to initiate Phase III studies with CDP 870 in Crohn's disease during 2003.
  CDP 484, an anti-interleukin-1-beta PEGylated antibody fragment, is expected to enter Phase I clinical development during 2003. CDP 484 is expected to have uilility in a number of autoimmune and inflammatory conditions, including rheumatoid arthritis.
  Celltech recently entered CDP 791, a PEGylated antibody fragment that targets the VEGF pathway, into Phase I clinical development. This anti-angiogenic approach is expected to have utility in a broad range of solid tumours alongside existing chemotherapeutic regimens.

In addition, Celltech has a broad portfolio of research programmes utilising its PEGylated antibody fragment technology, including treatments for autoimmune and inflammatory disorders, oncology (including antibody-targeted cytotoxic approaches) and osteoporosis.

Celltech desires to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the availability of materials for preclinical and clinical studies and commercial supply, and the timing of clinical trials are forward-looking in nature. By their nature forward looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those Celltech expects: unavailability of raw materials or other interruptions in production both internal and external, unexpected difficulties in the scale-up of production to viable commercial levels, the failure of Celltech's development, manufacturing and marketing partners to perform their contractual obligations, and unanticipated difficulties in the design or implementation of preclinical and clinical trials,. Other factors that could affect these forward-looking statements are described in Celltech's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent Celltech's best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. Celltech disclaims any obligation to update these forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 14 July, 2003